# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

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## FORM 8-K
## CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 5, 2010

# NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact name of registrant as specified in its charter)

| **Delaware** | **001-32389** | **41-2111139** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission file number) | (IRS Employer Identification No.) |

**10172 Linn Station Road**
**Louisville, Kentucky 40223**
(Address of principal executive offices)

**(502) 426-4800**
(Registrant's telephone number, including area code)

**N/A**
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 1.01. Entry into a Material Definitive Agreement.**

On November 5, 2010, NTS Realty Holdings Limited Partnership (the "Company") announced that on October 28, 2010, it entered into an operating agreement (the "Agreement") with University of Louisville Development Company, LLC, an unaffiliated Kentucky limited liability company ("ULDC") governing the operation and ownership of Campus One, LLC, a Kentucky limited liability company ("Campus One"). The Company owns a forty-nine percent (49%) membership interest and ULDC owns a fifty-one percent (51%) membership interest in Campus One. The Agreement also sets forth the terms pursuant to which Campus One will develop, operate, lease, market and manage the first office building in ShelbyHurst Research and Office Park, located at Hurstbourne Parkway and Porter Place in Louisville, Kentucky.

A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 1.01 disclosure by reference.

**Item 9.01. Financial Statements and Exhibits.**

    (a)    Financial Statements of Businesses Acquired: N/A
    (b)    Pro Forma Financial Information: N/A
    (c)    Shell Company Transactions: N/A
    (d)    Exhibits:
            99.1    Press release of NTS Realty Holdings Limited Partnership, dated November 5, 2010

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**NTS REALTY HOLDINGS LIMITED PARTNERSHIP**

By:     NTS Realty Capital, Inc.
Its:    Managing General Partner

By:

Name:   Gregory A. Wells
Title:  Executive Vice President and CFO
Date:   November 5, 2010



10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
**Contact: Gregory A. Wells, Executive Vice President and CFO     Date: November 5, 2010**

<u>**FOR IMMEDIATE RELEASE**</u>

**NTS Realty Holdings Limited Partnership Announces Entry into an Agreement with University of Louisville Development Company, LLC**

**Louisville, KY  (November 5, 2010) (NYSE Amex: NLP)** - NTS Realty Holdings Limited Partnership (the "Company") announced today that on October 28, 2010, it entered into an operating agreement (the "Agreement") with University of Louisville Development Company, LLC, an unaffiliated Kentucky limited liability company ("ULDC") governing the operation and ownership of Campus One, LLC, a Kentucky limited liability company ("Campus One"). The Company owns a forty-nine percent (49%) membership interest and ULDC owns a fifty-one percent (51%) membership interest in Campus One. The Agreement also sets forth the terms pursuant to which Campus One will develop, operate, lease, market and manage the first office building in ShelbyHurst Research and Office Park, located at Hurstbourne Parkway and Porter Place in Louisville, Kentucky.

Brian F. Lavin, President of the Company, indicated that, "We are proud to be partnering with ULDC in developing the first premier office building at ShelbyHurst. It will epitomize 'Leading Edge' corporate architecture, with a sleek, modern, and progressive look. The University of Louisville continues to be a major economic development driver and job creator in Louisville and we are pleased to play a part in implementing and making its vision a reality at the ShelbyHurst Campus."

The ShelbyHurst Office Building will be a combination of high performance metal panel system and a continuous glass band of floor-to-ceiling ribbon windows. The four-story office building will be 125,000 square feet on an 8.4 acre site. The ShelbyHurst Office Building is being developed on a speculative basis with the Company handling leasing and marketing duties. Potential occupants will be local and national companies and professionals with needs for Class A office space. Construction is slated to begin in several weeks.

The Company believes the ShelbyHurst Office Building will be the first LEED-certified speculative office building of its kind in Louisville and possibly in the Commonwealth of Kentucky. LEED stands for "Leadership in Energy and Environmental Design" and is a designation granted by the U.S. Green Building Council, a Washington D.C. based nonprofit organization which is committed to a prosperous and sustainable future through cost-efficient and energy-saving "Green" buildings.

– more –

**About NTS Realty Holdings Limited Partnership**

The Company directly, as a tenant in common with unaffiliated co-owners, or as a majority joint venture partner with an affiliate, currently owns twenty-two properties comprised of fourteen multifamily properties, six office buildings and business centers and two retail properties. The properties are located in and around Louisville and Lexington, Kentucky, Nashville and Cordova, Tennessee, Richmond, Virginia, Fort Lauderdale and Orlando, Florida, Indianapolis, Indiana and Atlanta, Georgia. The Company's limited partnership units are listed on the NYSE – Amex platform under the trading symbol of "NLP."

**Forward Looking Statements**

This press release contains forward looking statements that can be identified by the use of words like "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's most recent annual report on Form 10-K, which was filed on March 29, 2010, and registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

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